Exhibit 99.1

Grant of incentive subscription rights in IDEX Biometrics 21 Feb 2023

The board of directors of IDEX Biometrics ASA resolved on 21 February 2023 to issue 1,423,800 incentive subscription rights to five new employees and individual contractors of IDEX Biometrics. The grant was made under the company's 2022 Subscription rights plan. The exercise price of the subscription rights is NOK 0.72 per share, they vest by 25% per year, and will expire on 12 May 2027. Following the grants, there are 82,065,247 incentive subscription rights outstanding.

For further information contact:

Marianne Bøe, Head of investor relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity to create unmatched convenience and uncompromised security for users. Our solutions are based on patented and proprietary sensor technologies, integrated circuit designs, and software, targeting card-based applications for payments and digital authentication. We partner with leading card manufacturers and other industry experts to bring our solutions to market.

For more information, visit www.idexbiometrics.com